Exhibit 99.1

1558 West Hastings Street Vancouver |V6G 3J4|Canada T: 604.639.4457 | F: 604.639.4451 www.versussystems.com

Versus Systems to Allow Alcohol-Related Advertising Beginning in July

Versus engagement engine to enable a new category of advertising partner for live sports and other live events

LOS ANGELES, CA – April 22, 2021 - Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (FRANKFURT: BMVB) today announced that its proprietary second-screen engagement platform will include alcohol-related products, promotions and even prizing in some circumstances as part of Versus’s “Dynamic Regulatory Compliance” engine beginning in July of this year, aiming to capture a portion of the multibillion-dollar annual alcohol advertising market[1].

Versus Systems has multiple granted patents around what Versus refers to as Dynamic Regulatory Compliance, which deals with how the Versus ad platform uses geotargeting, geofencing, age-gating, and other techniques to manage legal and regulatory issues for various forms of advertising, rewards, and prizing that can vary state-by-state and country-by-country.

“Alcohol-related advertising is one of the largest and also most closely-watched categories of ads - not only online but also in streaming, OTT, and broadcast media,” said Matthew Pierce, founder and CEO of Versus. “Managed effectively, and targeted correctly, this category can help unlock a portion of the more than one trillion dollars that is spent on alcohol worldwide each year[2]. Versus’ new XEO platform for streaming and live events in the US will soon be able to use programmatic inputs to include guidance obtained from each state’s Department of Alcoholic Beverage Control – managing the regulatory issues while also giving fans, audiences and our partner brands a great interactive media experience.”

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes. The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

1 Cision PR Newswire, 2018

2 Statista.com, 2019

Investor contact:

Sean McGowan, Cody Cree

Gateway Investor Relations

949-574-3860

VS@gatewayir.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.

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